Security Capital U.S. Real Estate Shares Inc.



Form N-SAR Report for the Period Ended 12/31/97



Item 77-I



        Security Capital Employee REIT Fund Incorporated was incorporated under Maryland law as SCERF Incorporated ("SCERF"), a wholly-owned subsidiary of Security Capital Group, on December 20, 1996. On January 23, 1997, all the assets and liabilities of SCERF were transferred to Security Capital REIT Fund Incorporated in a reorganization transaction. On December 16, 1997 its name was changed to Security Capital U.S. Real Estate Shares Incorporated ("SC-US").



        SC-US is authorized to issue 50,000,000 shares of common stock, $.01 par value per share (the "Common Stock"). SC-US's shares have no preemptive, conversion, exchange or redemption rights.
Each share has equal voting, dividend, distribution and liquidation rights. All shares of SC-US, when duly issued, are fully paid and nonassessable. Shareholders are entitled to one vote per share. All voting rights for the election of Directors are noncumulative, which means that the holders of more than 50% of the shares can elect 100% of the Directors then nominated for election if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any Directors.
The foregoing description is subject to the provisions contained in SC-US's Articles of Incorporation and By-Laws which were previously filed with the SEC on January 29, 1997 as exhibits to the registration statement.




        The Board of Directors is authorized to reclassify and issue any unissued shares of SC-US without shareholder approval and create additional series of shares with different investment objectives, policies or restrictions. Pursuant to this authority, on November 25, 1997, the board of Directors adopted a Multiple Class Plan ("Plan") under Rule 18f-3 of the
Investment Company Act of 1940, as amended, authorizing SC-US to issue two classes of shares: Class I shares and Class R shares.
 In accordance with the Plan, Class I shares are offered to investors whose initial minimum investment is $250,000 and Class
R shares are available for purchase by all other eligible investors. Class I shares and Class R shares offer different services to shareholders and incur different expenses. Each class pays its proportionate share of SC-US expenses.